Mail Stop 3-8

      							 February 3, 2005




By Facsimile and U.S. Mail

Mr. Steve Odland
Chairman and Chief Executive Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee  38103

      Re:    Form 10-K for the year ended August 28, 2004
                Form 10-Q for the quarter ended November 20, 2004
                File No.  1-10714

Dear Mr. Odland:

      We have completed a limited review of the above referenced filings. Our review was limited to certain areas of your financial statements and management`s discussion and analysis of financial condition and results of operations. The review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.

FORM 10-K FOR THE YEAR ENDED AUGUST 28, 2004

Exhibit 13.1

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 4

Liquidity and Capital Resources
Financial Commitments, page 9

1. We note your disclosure in footnote (1) that long-term debt balances exclude interest payments. Please tell us and revise your disclosure in future filings to include the amount of scheduled payments for interest you expect on all outstanding debt for the periods presented as required by Item 303 (a)(5)(ii)(A) of Regulation
S-K.

2. Please include a separate line item in the table for all purchase obligations as required by Item 303 (a)(5)(ii)(D) of Regulation S-K.

3. You disclose in the last paragraph that certain other liabilities reflected on your balance sheet have been excluded from the table due to the absence of scheduled maturities. Please advise us of the amounts being excluded and what consideration you gave to including estimated payments for self-insured health benefits and workers` compensation within your table of contractual obligations.

Off-Balance Sheet Arrangements, page 9

4. Please revise your disclosures to include the $147 million in merchandise inventories on hand as of August 28, 2004 relating to POS arrangements, or explain to us why you do not believe this is appropriate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A -  Summary of Significant Accounting Policies, Pages 19-22

General

5. Please disclose in future filings your accounting policy for estimating sales returns and allowances.

Property and Equipment, page 20

6. You disclose in Selected Financial Data and MD&A a net increase in retail stores of 201 in fiscal 2004 and 151 in fiscal 2003, but depreciation expense appears to be decreasing the last two fiscal years. Please explain to us the reason for this trend.

7. Supplementally please tell us and revise your disclosure in future filings to clarify the useful life used for leasehold improvements.
In this regard, we note you disclosure of 5 to 15 years not to exceed the remaining lease term. Advise us of what periods are included in the remaining lease term and what factors are considered in your determination, such as any bargain renewal options.

Revenue Recognition

8. Please expand your disclosure to specifically address your accounting policy relating to merchandise sold under certain POS arrangements with some vendors and gross reporting of these sales. Please include the amount of sales included in the income statement relating to these types of POS arrangements for all periods presented.

Vendor Allowances and Advertising Costs, page 21

9. You disclose that prior to the adoption of EITF 02-16 vendor allowances were netted against advertising expense.
Supplementally
please tell us and revise your disclosures in future filings to disclose the amounts netted against advertising expense for all periods presented.

10. Explain to us and revise your disclosures to clarify when you recognize rebates and incentives earned based on purchases or product sales. Do you recognize the rebate when the purchase volume is achieved?

Recent Accounting Pronouncements, page 22

11. We note your disclosure regarding the adoption of EITF 02-16.
Supplementally please tell us and provide in future filings the
SAB
74 disclosures relating to the impact of your adoption of EITF 03-
10
on your financial statements.

Note C - Accrued Expenses, Page 34

12. We note your disclosure of accruals for medical and casualty insurance claims relating to your self-insurance activities. Please tell us and disclose in future filings if your liability is limited to certain dollar levels in each type of claim area, or unlimited. Please also disclose your accounting policy for estimating these costs.

13. You disclose that through negotiations vendors assumed certain of your warranty liabilities resulting in credits to earnings of $42 million during fiscal 2004. Please explain to us how you measure the remaining amount of warranty obligation being retained by you and the portion assumed by the vendor. Please also explain to us how vendor allowances are used to reduce the amount of warranty liabilities you previously recorded in the financial statements. We may have further comment upon review of your response.

Note I - Pension and Savings Plans, pages 30

14. Supplementally please explain to us the reason why you changed the actuarial assumptions by increasing the weighted average discount rate to 6.5% in fiscal 2004 and the impact of the change.



Note J - Leases, page 31

15. We note your disclosure that your leasing arrangements for the retail stores include various provisions. Please tell us and disclose in future filings how you account for leases with (a) step rent provisions and escalation clauses and (b) capital improvements funding and other lease concessions. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, your note disclosures should indicate so. If our assumption is incorrect, please tell us how your accounting treatment complies with SFAS 13 and FTB 88-1. Please also see paragraph 5.n. of SFAS 13, as amended by SFAS 29, which discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note K - Restructuring and Closed Store Obligations, page 32

16. Supplementally please tell us the amounts separately for additions, reversals and other adjustments due to changes in estimates relating to the reserve balance along with the reason and basis for each change in the reserve. Please revise your disclosures in future filings accordingly.

17. We note your disclosure that store closures generally involve the negotiation of lease obligations and the write-down of leasehold improvements. Please confirm to us that in your accounting of store closures there are no instances where the useful life of leasehold improvements extended beyond the term of the lease.

18. Supplementally please tell us and disclose in future filings why you do not present that operations of the closed stores as discontinued operations in accordance with paragraphs 41-44 of SFAS
144. Provide us your basis in GAAP for your accounting treatment and related financial presentation of these store closings.

Item 15.  Exhibits, Financial Statement Schedules, and Reports on
Form 8-K

(a) 2.  Financial Statement Schedules, page 18

19. We note your table of changes for accrued sales and warranty returns on page 24. Please provide Schedule II - Valuation and Qualifying Accounts in future filings summarizing all reserves and valuation accounts recorded for all periods presented as required by
Rules 5-04(c) and 12-09 of Regulation S-X. Alternatively, such disclosures may be provided in the notes to the financial statements or in MD&A.



Exhibit Index

Exhibits 31.1 and 31.2

20. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. In this regard, the title of the officer from the first sentence of each certification should be excluded. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended August 28, 2004 and your Form 10-Q for the quarter ended November 20, 2004.

      FORM 10-Q FOR THE QUARTER ENDED NOVEMBER 20, 2004

21. Where applicable, please address the above comments in your interim financial statements in future filings.

General

Please send us your response to our comments within ten days from the
date of this letter.  You should provide a cover letter keying your
response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next
filing.  If you believe complying with a comment is not
appropriate,
please tell us why in your letter. Your supplemental response should
be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T. If you have any questions regarding our comments, please direct them to Milwood Hobbs at
(202)
942-2846 or Donna Di Silvio at (202) 942-1852 or, in their absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosure issues maybe directed to H. Christopher Owings at (202) 942-1900.

							Sincerely,



							Michael Moran
							Branch Chief

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Mr. Steve Odland
AutoZone, Inc.
February 3, 2005
Page 1